UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-30889

CUSIP Number: G4285W100

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q

	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Harbor Global Company Ltd.

Full Name of Registrant

Former Name if Applicable

One Faneuil Hall Marketplace

Address of Principal Executive Office (Street and Number)

Boston, MA 02109

City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

For the reasons described below, which could not be eliminated without unreasonable effort and expense, Harbor Global Company Ltd. (the “Company”) cannot timely file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarterly period ended June 30, 2005.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Commission on July 21, 2005, the Company has determined to restate its previously issued consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 to include in note 3 to such consolidated financial statements certain previously omitted lease-related information.

In preparing the Company’s restated consolidated financial statements described above, the Company identified errors in the classification of securities held to maturity, trading securities and restricted cash as presented in the Company’s consolidated statements of cash flows for the years ended December 31, 2004, 2003 and 2002, and related interim periods within those years, and the quarterly period ended March 31, 2005. Accordingly, the Company has determined that the Company’s Consolidated Statement of Cash Flows for the years ended December 31, 2004, 2003, and 2002, and quarterly period ended March 31, 2005, should be restated to properly reflect purchases of and proceeds from the sale of securities held to maturity in “Cash Flows from Investing Activities” rather than “Cash Flows from Operating Activities” and purchases of and proceeds from the sale of trading securities in “Cash Flows from Operating Activities” rather than “Cash Flows from Investing Activities” pursuant to Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. The Company also determined that the classification of restricted cash should be revised to properly reflect changes therein as “Cash Flows from Investing Activities” rather than “Cash Flows from Financing Activities” in the restated consolidated statements of cash flows described above. The Company currently expects that the restatement of the consolidated statements of cash flows described above will have no effect on the overall net cash and cash equivalent position of the Company previously reported for the years ended December 31, 2004, 2003 and 2002, or quarterly period ended March 31, 2005.

The restatements described above have resulted in audit adjustments to the Company’s consolidated financial statements for the quarter ended June 30, 2005. As a result, the Company’s management requires more time to complete its restatement of the consolidated financial statements described above, as well as to complete its consolidated financial statements for the period ended June 30, 2005. Accordingly, the Company will file the Form 10-Q upon completion of the restated consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. The Company currently expects to complete such restated consolidated financial statements and file the Form 10-Q by August 22, 2005.

The errors described above resulted from material weaknesses in the Company’s internal control over financial reporting. These control deficiencies are discussed in Amendment No.1 on Form 8-K/A related to the restatements described herein and filed concurrently with this Form 12b-25, and are incorporated herein by reference. Further, as a result of these material weaknesses in internal control over financial reporting that have been identified and existed as of December 31, 2004 and March 31, 2005, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2004 and March 31, 2005, and the fiscal years and quarterly periods ended prior to such dates, the Company’s disclosure controls and procedures were not effective.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald H. Hunter	(617) 878-1600
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Harbor Global Company Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005	By:	/s/ Donald H. Hunter
Donald H. Hunter Chief Financial Officer and Chief Operating Officer